GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Accredit Loans Inc, 2006-QS4
2. Factor Summary	Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	04/27/2006
	First Distribution Date:	05/25/2006
5. Other Income Detail *(Not Applicable)*	Determination Date:	11/21/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	11/27/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:	
	Book-Entry:	11/22/2006
8. Collateral Summary	Definitive:	10/31/2006
9. Repurchase Information	Variable Book Entry:	11/22/2006
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	Main Telephone:	714-247-6000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report	Bond Administrator:	Rona Hsu
15. Distribution Percentages	Telephone:	818-260-1508
16. Overcollateralization Summary *(Not Applicable)*	Pool(s) :	40336
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS4
November 27, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	749228AA0	39,053,000.00	39,053,000.00	6.00000000	0.00	195,265.00	195,265.00	0.00	0.00	0.00	39,053,000.00
A-2	749228AB8	198,487,000.00	194,397,942.26	6.00000000	1,040,039.76	971,989.71	2,012,029.47	0.00	0.00	0.00	193,357,902.50
A-3	749228AC6	4,413,000.00	4,413,000.00	6.00000000	0.00	22,065.00	22,065.00	0.00	0.00	0.00	4,413,000.00
A-4	749228AD4	70,011,000.00	70,011,000.00	6.00000000	0.00	350,055.00	350,055.00	0.00	0.00	0.00	70,011,000.00
A-5	749228AE2	40,000,000.00	33,324,963.27	5.82000000	1,351,467.20	161,626.07	1,513,093.27	0.00	0.00	0.00	31,973,496.07
A-6	749228AF9	112,867,000.00 [1]	94,032,215.73 [1]	0.24999994	0.00	19,590.04	19,590.04	0.00	0.00	0.00	90,218,814.51 [1]
A-7	749228AG7	13,670,000.00	9,742,164.52	4.74000002	2,048,151.57	38,481.55	2,086,633.12	0.00	0.00	0.00	7,694,012.95
A-8	749228AH5	41,010,000.00	29,226,493.55	6.41999998	6,144,454.70	156,361.74	6,300,816.44	0.00	0.00	0.00	23,082,038.85
A-9	749228AJ1	199,950,000.00	179,450,083.98	6.00000000	6,922,262.19	897,250.42	7,819,512.61	0.00	0.00	0.00	172,527,821.79
A-10	749228AK8	17,596,000.00	17,596,000.00	6.00000000	0.00	87,980.00	87,980.00	0.00	0.00	0.00	17,596,000.00
A-11	749228AL6	3,050,000.00	2,737,298.11	6.00000000	105,590.90	13,686.49	119,277.39	0.00	0.00	0.00	2,631,707.21
A-12	749228AM4	72,867,000.00	60,707,252.46	5.82000000	2,461,934.02	294,430.17	2,756,364.19	0.00	0.00	0.00	58,245,318.44
A-P	749228AN2	1,376,143.75	1,356,439.34	0.00000000	1,547.53	0.00	1,547.53	0.00	0.00	0.00	1,354,891.81
A-V	749228AP7	752,261,100.13 [1]	692,632,774.09 [1]	0.70621177	0.00	407,621.18	407,621.18	0.00	0.00	0.00	672,531,446.43 [1]
R-I	749228AQ5	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	749228AR3	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	749228AS1	28,209,000.00	28,119,769.53	6.00000000	14,377.22	140,598.85	154,976.07	0.00	0.00	0.00	28,105,392.31
M-2	749228AT9	7,523,000.00	7,499,203.31	6.00000000	3,834.23	37,496.02	41,330.25	0.00	0.00	0.00	7,495,369.08
M-3	749228AU6	5,642,000.00	5,624,153.27	6.00000000	2,875.54	28,120.77	30,996.31	0.00	0.00	0.00	5,621,277.73
B-1	749228AV4	3,761,000.00	3,749,103.24	6.00000000	1,916.86	18,745.52	20,662.38	0.00	0.00	0.00	3,747,186.38
B-2	749228AW2	3,009,800.00	3,000,279.43	6.00000000	1,534.00	15,001.40	16,535.40	0.00	0.00	0.00	2,998,745.43
B-3	749228AX0	2,632,956.38	2,624,627.84	6.00000000	1,341.94	13,123.14	14,465.08	0.00	0.00	0.00	2,623,285.90
Deal Totals		**752,261,100.13**	**692,632,774.11**		**20,101,327.66**	**3,869,488.07**	**23,970,815.73**	**0.00**	**0.00**	**0.00**	**672,531,446.45**

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS4
November 27, 2006

1.Notional Balance

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	749228AA0	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-2	749228AB8	979.39886370	5.23983818	4.89699431	10.13683249	0.00000000	0.00000000	974.15902553
A-3	749228AC6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-4	749228AD4	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-5	749228AE2	833.12408175	33.78668000	4.04065175	37.82733175	0.00000000	0.00000000	799.33740175
A-6	749228AF9	833.12408171	0.00000000	0.17356747	0.17356747	0.00000000	0.00000000	799.33740163
A-7	749228AG7	712.66748500	149.82820556	2.81503658	152.64324214	0.00000000	0.00000000	562.83927944
A-8	749228AH5	712.66748476	149.82820532	3.81277103	153.64097635	0.00000000	0.00000000	562.83927944
A-9	749228AJ1	897.47478860	34.61996594	4.48737394	39.10733988	0.00000000	0.00000000	862.85482266
A-10	749228AK8	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-11	749228AL6	897.47479016	34.61996721	4.48737377	39.10734098	0.00000000	0.00000000	862.85482295
A-12	749228AM4	833.12408168	33.78668012	4.04065174	37.82733185	0.00000000	0.00000000	799.33740157
A-P	749228AN2	985.68143045	1.12454095	0.00000000	1.12454095	0.00000000	0.00000000	984.55688950
A-V	749228AP7	920.73453482	0.00000000	0.54186130	0.54186130	0.00000000	0.00000000	894.01332372
R-I	749228AQ5	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	749228AR3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	749228AS1	996.83680847	0.50966784	4.98418413	5.49385196	0.00000000	0.00000000	996.32714063
M-2	749228AT9	996.83680845	0.50966769	4.98418450	5.49385219	0.00000000	0.00000000	996.32714077
M-3	749228AU6	996.83680787	0.50966678	4.98418469	5.49385147	0.00000000	0.00000000	996.32714108
B-1	749228AV4	996.83680936	0.50966764	4.98418506	5.49385270	0.00000000	0.00000000	996.32714172
B-2	749228AW2	996.83680975	0.50966842	4.98418500	5.49385341	0.00000000	0.00000000	996.32714134
B-3	749228AX0	996.83681049	0.50967043	4.98418436	5.49385478	0.00000000	0.00000000	996.32714006

Deal Factor :	89.40133237%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	10/01/2006	10/31/2006	30/360	39,053,000.00	6.00000000	195,265.00	0.00	0.00	0.00	0.00	195,265.00	0.00
A-2	10/01/2006	10/31/2006	30/360	194,397,942.26	6.00000000	971,989.71	0.00	0.00	0.00	0.00	971,989.71	0.00
A-3	10/01/2006	10/31/2006	30/360	4,413,000.00	6.00000000	22,065.00	0.00	0.00	0.00	0.00	22,065.00	0.00
A-4	10/01/2006	10/31/2006	30/360	70,011,000.00	6.00000000	350,055.00	0.00	0.00	0.00	0.00	350,055.00	0.00
A-5	10/25/2006	11/24/2006	30/360	33,324,963.27	5.82000000	161,626.07	0.00	0.00	0.00	0.00	161,626.07	0.00
A-6	10/25/2006	11/24/2006	30/360	94,032,215.73 [1]	0.24999994	19,590.04	0.00	0.00	0.00	0.00	19,590.04	0.00
A-7	10/01/2006	10/31/2006	30/360	9,742,164.52	4.74000002	38,481.55	0.00	0.00	0.00	0.00	38,481.55	0.00
A-8	10/01/2006	10/31/2006	30/360	29,226,493.55	6.41999998	156,361.74	0.00	0.00	0.00	0.00	156,361.74	0.00
A-9	10/01/2006	10/31/2006	30/360	179,450,083.98	6.00000000	897,250.42	0.00	0.00	0.00	0.00	897,250.42	0.00
A-10	10/01/2006	10/31/2006	30/360	17,596,000.00	6.00000000	87,980.00	0.00	0.00	0.00	0.00	87,980.00	0.00
A-11	10/01/2006	10/31/2006	30/360	2,737,298.11	6.00000000	13,686.49	0.00	0.00	0.00	0.00	13,686.49	0.00
A-12	10/25/2006	11/24/2006	30/360	60,707,252.46	5.82000000	294,430.17	0.00	0.00	0.00	0.00	294,430.17	0.00
A-V	10/01/2006	10/31/2006	30/360	692,632,774.09 [1]	0.70621177	407,621.18	0.00	0.00	0.00	0.00	407,621.18	0.00
M-1	10/01/2006	10/31/2006	30/360	28,119,769.53	6.00000000	140,598.85	0.00	0.00	0.00	0.00	140,598.85	0.00
M-2	10/01/2006	10/31/2006	30/360	7,499,203.31	6.00000000	37,496.02	0.00	0.00	0.00	0.00	37,496.02	0.00
M-3	10/01/2006	10/31/2006	30/360	5,624,153.27	6.00000000	28,120.77	0.00	0.00	0.00	0.00	28,120.77	0.00
B-1	10/01/2006	10/31/2006	30/360	3,749,103.24	6.00000000	18,745.52	0.00	0.00	0.00	0.00	18,745.52	0.00
B-2	10/01/2006	10/31/2006	30/360	3,000,279.43	6.00000000	15,001.40	0.00	0.00	0.00	0.00	15,001.40	0.00
B-3	10/01/2006	10/31/2006	30/360	2,624,627.84	6.00000000	13,123.14	0.00	0.00	0.00	0.00	13,123.14	0.00
Deal Totals				**691,276,334.77**		**3,869,488.07**	**0.00**	**0.00**	**0.00**	**0.00**	**3,869,488.07**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.32000000	A-5, A-6, A-7, A-12, A-8

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	14,242.48	14,242.48	0.00	0	0.00	147,375.35	32,935.13	150,790.31	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	3,432	3,192	N/A	456	61	0	0	0	3,131
	Balance/Amount	752,261,100.13	692,632,774.09	354,241.89	483,415.06	19,263,670.71	N/A	0.00	0.00	672,531,446.43

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.02732107	7.02231006	351.13	350.94	6.69446189	6.69007712	6.69446189	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	29.34%	20.58%	18.34%		16.97%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	3,028	648,952,515.11	4	726,913.22	0	0.00	0	0.00	0.00	3,032	649,679,428.33
30 days	66	14,460,134.00	0	0.00	0	0.00	0	0.00	0.00	66	14,460,134.00
60 days	11	1,809,384.24	0	0.00	0	0.00	0	0.00	0.00	11	1,809,384.24
90 days	9	1,700,943.99	0	0.00	2	328,000.00	0	0.00	0.00	11	2,028,943.99
120 days	3	2,378,600.00	0	0.00	1	356,016.00	0	0.00	0.00	4	2,734,616.00
150 days	2	969,859.43	0	0.00	4	752,334.68	0	0.00	0.00	6	1,722,194.11
180 days	0	0.00	0	0.00	0	0.00	1	96,745.76	97,200.00	1	96,745.76
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	3,119	670,271,436.77	4	726,913.22	7	1,436,350.68	1	96,745.76	97,200.00	3,131	672,531,446.43
Current	96.71%	96.49%	0.13%	0.11%	0.00%	0.00%	0.00%	0.00%	0.00%	96.84%	96.60%
30 days	2.11%	2.15%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.11%	2.15%
60 days	0.35%	0.27%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.35%	0.27%
90 days	0.29%	0.25%	0.00%	0.00%	0.06%	0.05%	0.00%	0.00%	0.00%	0.35%	0.30%
120 days	0.10%	0.35%	0.00%	0.00%	0.03%	0.05%	0.00%	0.00%	0.00%	0.13%	0.41%
150 days	0.06%	0.14%	0.00%	0.00%	0.13%	0.11%	0.00%	0.00%	0.00%	0.19%	0.26%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%	0.01%	0.01%	0.03%	0.01%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	99.62%	99.66%	0.13%	0.11%	0.22%	0.21%	0.03%	0.01%	0.01%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Totals			
	Count	Balance	% Count	% Balance
1 Month	66	14,460,134.00	2.11%	2.15%
2 Months	11	1,809,384.24	0.35%	0.27%
3 Months	11	2,028,943.99	0.35%	0.30%
4 Months	4	2,734,616.00	0.13%	0.41%
5 Months	6	1,722,194.11	0.19%	0.26%
6 Months	1	96,745.76	0.03%	0.01%
7 Months	0	0.00	0.00%	0.00%
8 Months	0	0.00	0.00%	0.00%
9 Months	0	0.00	0.00%	0.00%
10 Months	0	0.00	0.00%	0.00%
11 Months	0	0.00	0.00%	0.00%
12 Months	0	0.00	0.00%	0.00%

	Totals			
	Count	Balance	% Count	% Balance
13 Months	0	0.00	0.00%	0.00%
14 Months	0	0.00	0.00%	0.00%
15 Months	0	0.00	0.00%	0.00%
16 Months	0	0.00	0.00%	0.00%
17 Months	0	0.00	0.00%	0.00%
18 Months	0	0.00	0.00%	0.00%
19 Months	0	0.00	0.00%	0.00%
20 Months	0	0.00	0.00%	0.00%
21 Months	0	0.00	0.00%	0.00%
22 Months	0	0.00	0.00%	0.00%
23 Months	0	0.00	0.00%	0.00%
24 Months	0	0.00	0.00%	0.00%

	Totals			
	Count	Balance	% Count	% Balance
25 Months	0	0.00	0.00%	0.00%
26 Months	0	0.00	0.00%	0.00%
27 Months	0	0.00	0.00%	0.00%
28 Months	0	0.00	0.00%	0.00%
29 Months	0	0.00	0.00%	0.00%
30 Months	0	0.00	0.00%	0.00%
31 Months	0	0.00	0.00%	0.00%
32 Months	0	0.00	0.00%	0.00%
33 Months	0	0.00	0.00%	0.00%
34 Months	0	0.00	0.00%	0.00%
35 Months	0	0.00	0.00%	0.00%
36 Months	0	0.00	0.00%	0.00%

	Totals			
	Count	Balance	% Count	% Balance
37 Months	0	0.00	0.00%	0.00%
38 Months	0	0.00	0.00%	0.00%
39 Months	0	0.00	0.00%	0.00%
40 Months	0	0.00	0.00%	0.00%
41 Months	0	0.00	0.00%	0.00%
42 Months	0	0.00	0.00%	0.00%
43 Months	0	0.00	0.00%	0.00%
44 Months	0	0.00	0.00%	0.00%
45 Months	0	0.00	0.00%	0.00%
46 Months	0	0.00	0.00%	0.00%
47 Months	0	0.00	0.00%	0.00%
48 Months	0	0.00	0.00%	0.00%

	Totals			
	Count	Balance	% Count	% Balance
49 Months	0	0.00	0.00%	0.00%
50 Months	0	0.00	0.00%	0.00%
51 Months	0	0.00	0.00%	0.00%
52 Months	0	0.00	0.00%	0.00%
53 Months	0	0.00	0.00%	0.00%
54 Months	0	0.00	0.00%	0.00%
55 Months	0	0.00	0.00%	0.00%
56 Months	0	0.00	0.00%	0.00%
57 Months	0	0.00	0.00%	0.00%
58 Months	0	0.00	0.00%	0.00%
59 Months	0	0.00	0.00%	0.00%
60+ Months	0	0.00	0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	1	0	0	0	1
	Total Realized Loss	11.25	0.00	0.00	0.00	11.25

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	11.25
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

GMAC RFC

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_n)]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**7,522,611.00**	**22,567,833.00**	**286,578.00**

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS Investment Earnings	DEPOSITS Other Deposits	WITHDRAWALS Draws	WITHDRAWALS Releases	Ending Balance
YMA RESERVE	Citigroup Global Markets, Inc.	0.00	0.00	5,924.74	5,924.74	0.00	0.00

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
CLASS A-5 Yield Maintenance Agreement	Bank Of New York	03/01/2010	2,073.55	0.00
CLASS A-12 Yield Maintenance Agreement	Bank Of New York	11/01/2013	3,851.19	0.00

GMAC RFC

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	92.67772755%	100.00000000%

	Ending Percentage
M-1	4.38764241%
M-2	1.17013130%
M-3	0.87755959%
Class M Total:	6.43533330%
B-1	0.58498788%
B-2	0.46814584%
B-3	0.40953139%
Class B Total:	1.46266511%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
Senior Accelerated Stepdown has occured?	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QS4
November 27, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	23,984,023.37
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	19,727.69
Total Deposits	24,003,751.06

Uses of Funds	Amount
Transfer to Certificate Account	23,970,815.73
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	32,935.10
Derivative Payment	N/A
Total Withdrawals	24,003,750.83
Ending Balance	0.00